Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 29 - 2011

November 16, 2011
FOR IMMEDIATE RELEASE

Marban High Grade Western Zone Returns 9.8 Grams of Gold per Tonne Over 5.8 Metres

Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) is pleased to report on the final drill results of the first phase program on the Marban Block property, located in the Malartic gold camp, Abitibi region of Quebec.  A $5 million second phase program has been initiated, as reported in the news release dated November 1, 2011.

Results from the last 31 drill holes of the first phase program are included in this release, of which 14 of the holes are on the Marban deposit and 17 are step out holes that tested the area between the Marban and Norlartic deposits.  Drill results are tabled on the following pages.

“These remaining results from the first phase of the program on the Marban Block are encouraging, and overall there is a high degree of consistency throughout the first phase drilling data.” said George Paspalas, President and CEO of Aurizon.  “Our original assumptions going into this joint venture are being realized, and we look forward to a successful second phase of the program.”

Drilling highlights include:

•

An additional important near surface mineralised interval of 9.8 grams of gold per tonne over 5.8 metres (MB-11-224) was obtained in the newly recognised Marban ‘High Grade Western Zone’ (see news release dated September 19, 2011).

•

Drilling within the Marban deposit continues to confirm the continuity of the mineralised zones near surface as well as their extensions below the Marban mine.  Six (6) of the fourteen (14) holes returned thick lower grade gold mineralised intervals with metal factors above 20 as well as higher grade intercepts, including 8.3 grams of gold per tonne over 4.6 metres (MB-11-200) intersected at a vertical depth of 275 metres.

•

An interval of 5.9 grams of gold per tonne over 3.6 metres (MB-08-056ext) was obtained at a vertical depth of 350 metres in the newly recognised Marban ‘Eastern Down Dip Zone’.

•

Shallow exploration fence drilling between the Norlartic and Marban deposits intersected mineralised gold intervals up to 600 metres east and along the strike extent of the Norlartic deposit/Norbenite shear zone and within a newly recognised altered and mineralised felsic intrusive.  Values of up to 10 grams of gold per tonne were returned over 0.5 metres.

Marban Deposit:

The last series of drill holes on the Marban deposit were designed with the objective of extending the mineralized areas previously identified during this first phase program.  The drill grid covered a lateral extension of
1.4 kilometres along 50 metre-wide sections.

The Marban mineralized system has a funnel shape corresponding to a 400 to 700 metre wide folded structure in the upper part and a more steeply dipping root at depth, with thicknesses in the range of 100 to 200 metres. Mineralised zones and structures are developed in a strongly chloritized and schistosed basalt.  Gold grades typically correlate with an increasing density of quartz veining associated with disseminated pyrite.  The hanging wall and footwall are composed mainly of ultramafic units.

News Release – November 16, 2011 Marban High Grade Western Zone Returns 9.8 Grams of Gold per Tonne Over 5.8 metres	Page | 2

Drilling from surface down to 250 metres:

•

The gold bearing parallel structures forming the deposit hanging wall have been intersected by holes
MB-11 200, 214, 240, 246 and 247 with hole MB-11-200 having the best result of 1.8 grams per tonne over 15.4 metres.  The mineralized lense identified is included inside a corridor extending 100 metres along strike and approximately 100 metres from previous mine workings.

•

Drilling within the central part of the Marban deposit continues to confirm extensions of the main mineralized areas.  The three holes (MB-11-200, 214 and 222) tested the Marban deposit at a vertical depth of approximately 250 metres.  The holes intersected mineralization at distances varying from 25 metres to 120 metres from the previous mine workings.

•

Hole (MB-11-224) filled a gap and confirmed the grade and thickness of one section in the Western High Grade Zone, returning values of 9.8 grams of gold per tonne over 5.8 metres and 6.6 grams of gold per tonne over 3.5 metres.

Drilling below 250 metres:

•

The Eastern Down Dip Zone was tested on a wide spacing with the extension of two holes and two new holes. The results obtained show consistent gold values with a possible connection 200 metres westward with the Marban deposit itself (see long section on sketch).  The orientation and plunge of the structure will be analysed with a view to target possible mineralized extensions.

Step out drilling:

Three 300-metre spaced NE-SW oriented exploration drill hole fences were completed between the Norlartic and Marban deposits.  The fences consist of 18 shallow drill holes, for a total of 4,664 metres.  Results were previously released for hole NL-11-046.

Highlight from the westernmost fence:

•

Hole NL-11-046 cut a mineralised interval that returned values averaging 1.23 grams of gold per tonne over 21.2 metres on strike at a vertical depth of  70 metres and 30 metres to the east of the Norlartic resources.

Highlights of the central fence:

•

Hole MB-11-208 collared into a wide mineralised zone interpreted to represent the southeast extension of Norlartic deposit/Norbenite shear zone.  The best result includes a value of 10 grams of gold per tonne over 0.5 metres.

•

Further south, holes MB-11-206 and 207 intersected a thick felsic intrusive containing sulphide mineralisation over 23 and 26 metres, respectively.  The best results returned from Hole 207 include gold values averaging 0.7 grams of gold per tonne over 25.9 metres, including 7.4 grams of gold per tonne over 2.1 metres.

Highlights of the easternmost fence:

•

Holes MB-11-212 and 213 collared into a wide mineralised zone interpreted to represent the southeast extension of Norbenite shear zone.   The best result returned an interval of 7.5 grams of gold per tonne over 1.5 metres.

•

Hole MB-11-210 intersected a thick mineralised felsic intrusive possibly correlating with the one cut in holes MB-11-206 and 207 of the central fence.  The intrusive returned gold values averaging 1.0 grams of gold per tonne over 13.1 metres.

These results are located at distances that vary from 200 to 800 metres from the Marban resource outline, along parallel, continuous shear zones, trending north-west and moderately dipping to the north-east.  In contrast to Marban, where mineralization is primarily parallel to structures developed in volcanic rocks, several of these new intervals come from intrusions hosting a stockwork controlled, disseminated mineralization.

News Release – November 16, 2011 Marban High Grade Western Zone Returns 9.8 Grams of Gold per Tonne Over 5.8 metres	Page | 3

“Preliminary results confirm the gold potential of the area surrounding the Marban deposit.  Until now, the possibility to extend the Marban deposit influence was unknown due to a lack of sampling on scattered historical drill information.  Specific geological aspects such as the presence of mineralized intrusions and steep strike variations of structures reinforce our view on this part of the mineralized system,” said Martin Demers, P. Geo., General Manager, Exploration.

First phase program:

The first phase program commenced on August 30, 2010, and was completed on August 9, 2011.  The program consisted of 50,253 metres of diamond drilling (170 holes, 8 extensions) at a total cost of $6 million.  Drilling was distributed between the Marban (41,270 metres) and Norlartic (4,319 metres) deposits and exploration drill hole fences between the two deposits (4,664 metres).  Highlights include the identification of two new gold zones surrounding the former Marban mine named the ‘High Grade Western Zone’ and ‘Eastern Down Dip Zone’.  Results have been released for all the holes drilled to date (see news release dated September 19, 2011).

Second phase program:

As reported on November 1, 2011, the $5-million second phase program will include 34,000 metres of diamond drilling on the Marban deposit, updated resource estimates and basic technical studies.  Drilling and technical work are expected to commence in November 2011 and will continue through to the second quarter of 2012.

Aurizon Option:

Aurizon can earn up to a 65% interest the Marban Block property under the terms of an option agreement dated July 5, 2010 between NioGold and Aurizon.  The initial 50% interest can be earned by incurring expenditures of C$20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold is the project operator during the initial earn-in period (see news release dated July 6, 2010).

News Release – November 16, 2011 Marban High Grade Western Zone Returns 9.8 Grams of Gold per Tonne Over 5.8 metres	Page | 4

Drill Results – Marban Deposit
Hole	Line	Length (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)
MB-08-056ext	2+50 E	474	348.0	370.0	22.0	1.5
		incl	348.6	360.7	12.1	1.8
		incl	367.9	369.0	1.1	6.8
			402.2	405.8	3.6	5.9
MB-08-078ext	2+50 E	548	366.7	368.7	2.0	5.1
			401.3	402.5	1.2	7.1
			422.9	428.9	6.0	1.2
			452.3	453.0	0.7	4.0
MB-11-200	0+25 W	450.2	209.6	225.0	15.4	1.8
		incl	213.0	214.0	1.0	6.3
		incl	223.0	224.0	1.0	12.6
			277.0	281.0	4.0	3.4
			332.3	333.3	1.0	7.4
			361.4	378.0	16.6	1.8
		incl	372.4	375.4	3.0	6.1
			395.8	400.4	4.6	8.3
		incl	399.3	400.4	1.1	30.5
MB-11-214	0+50 E	555	294.0	303.4	9.4	1.6
			384.5	386.5	2.0	4.5
MB-11-218	6+00 W	200	No significant value
MB-11-222	0+00	522	319.6	355.6	36.0	1.0
		incl	337.2	339.3	2.1	5.0
		incl	349.6	350.8	1.2	5.0
			362.6	369.8	7.2	0.8
			375.8	387.8	12.0	0.6
			438.4	442.8	4.4	4.8
MB-11-224	4+00 W	192	29.6	35.4	5.8	9.8
			94.1	97.6	3.5	6.6
		incl	94.1	95.0	0.9	21.1
MB-11-227	4+50 E	345	No significant value
MB-11-237	7+00 E	582	223.8	229.8	6.0	1.2
			416.4	422.4	6.0	2.0
			504.8	507.0	2.2	2.0
MB-11-238	7+00 E	359	256.4	260.0	3.6	2.0
		incl	257.6	258.8	1.2	4.3
MB-11-239	8+00 E	627	356.8	362.2	5.4	1.0

News Release – November 16, 2011 Marban High Grade Western Zone Returns 9.8 Grams of Gold per Tonne Over 5.8 metres	Page | 5

Drill Results – Marban Deposit (Continued)

Hole	Line	Length (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)
MB-11-241	4+50 E	528	249.9	261.0	11.1	0.9
			467.0	468.1	1.1	12.2
MB-11-246	0+00	519	19.7	31.6	11.9	0.7
MB-11-247	1+00 E	150	85.1	101.8	16.7	1.8
		incl	87.8	90.2	2.4	7.7

Only mineralized intervals with a weight average above 0.5 grams per tonne corresponding to a metal factor above 5 are reported.

True thickness is evaluated at 90% of core length.

Step out Drilling Between Marban and Norlartic Deposits

Hole	Length (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Description
NL-11-050	204.0	167.4	168.6	1.2	1.91	Granodiorite Py
NL-11-051	201.0	96.2	97.8	1.6	0.99	Int. dike/Granodiorite Py Qz veins
		117.8	128.1	10.3	0.22	Granodiorite Py Qz veins
MB-11-201	204.0	108.9	111.0	2.1	0.45	Sheared basalt Py Po Qz veins
MB-11-202	201.0	104.7	107.6	2.9	0.28	Sheared basalt Py Qz veins
MB-11-203	204.7	91.6	93.8	2.2	0.13	Granodiorite silicified Py
MB-11-204	555.0	53.5	58.1	4.6	0.37	Granodioritic dike Py
MB-11-205	368.0	29.9	35.0	5.1	0.47	Granodioritic dike Py
MB-11-206	200.0	47.1	70.0	22.9	0.25	Felsic dike Py
MB-11-207	200.0	152.1	178.0	25.9	0.72	Felsic dike Py
	incl	174.9	177.0	2.1	7.37	Felsic dike Py Qz veins
MB-11-208	200.0	28.6	29.1	0.5	10.05	Dioritic dikes Py Qz veins
		30.5	33.9	3.4	1.17	Dioritic dikes Py Qz veins
MB-11-209	203.0	191.6	198.7	7.1	0.30	Ultramafic rocks Py/Granodiorite Py
MB-11-210	206.0	79.5	92.6	13.1	1.02	Granodioritic dike Py
	incl	86.6	89.6	3.0	3.15	Granodioritic dike Py
MB-11-211	275.0	112.3	115.4	3.1	0.66	Intermediate dike Py Qz veins
MB-11-212	200.0	195.0	196.2	1.2	0.94	Granodiorite Py
MB-11-213	263.0	167.5	169.0	1.5	7.54	Dioritic dikes Py Po Qz veins
		188.9	191.9	3.0	2.41	Dioritic dikes Py Qz veins
MB-11-243	395.0	315.3	320.0	4.7	0.75	Intermediate dike Py Qz veins
MB-11-244	380.0	157.8	158.3	0.5	4.60	Dioritic Dike Py Qz veins

News Release – November 16, 2011 Marban High Grade Western Zone Returns 9.8 Grams of Gold per Tonne Over 5.8 metres	Page | 6

Technical Info, QA/QC and Qualified Persons

Reported intervals are in core lengths but are anticipated to approximate true width, except where structural complexities occur, as the holes were drilled nearly perpendicular to the principal local structural orientation.

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes of the mineralised zones, except for holes that traversed underground workings which were completed using BQ-size core.  The core was sealed and delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths vary between 0.5 to 1.5 metres.  Half core samples were bagged, sealed and delivered to ALS Chemex in Val-d’Or, Quebec, an accredited laboratory.  The remaining core is stored on site for reference.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.  A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish.  As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

The drilling program is conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), Niogold’s Exploration Manager and a Qualified Person as defined by National Instrument 43-101.  This news release was prepared under the supervision of Martin Demers, P.Geo., General Manager of Exploration of Aurizon and a Qualified Person under National Instrument 43-101, based on information made available by Niogold and verified by personnel of Aurizon.

Additional information

There are two sketches attached to this news release showing the Marban Block drill hole location and the Marban longitudinal figures.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron , VP Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

News Release – November 16, 2011 Marban High Grade Western Zone Returns 9.8 Grams of Gold per Tonne Over 5.8 metres	Page | 7

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Marban Block property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

News Release – November 16, 2011 Marban High Grade Western Zone Returns 9.8 Grams of Gold per Tonne Over 5.8 metres	Page | 8

AURIZON MINES LTD.

MARBAN PROJECT (QUEBEC)
Marban & Exploration Zone
Follow up drilling

November 16, 2011

276000E
277000E
278000E
279000E
280000E
5338000N
5337000N
5336000N
5335000N
Norbenite Shear Zone
Keriens River
QUEBEC
Val-d'Or
Montigny Lake
Fourniere Twp
Vassan Twp
Dubuisson Twp
Malartic Twp
Step Out Drilling
Marban Deposit
10.1/0.5
0.7/25.9
7.5/1.5
2.4/3.0
1.0/13.1
NL-51
NL-50
TO HIGHWAY 117
Hydro Power Line
Granodiorite
Mine Sequence
Ultramafic Units
0 200m
Surface Geology
W
E
Surface
-200m
-400m
-600m
9.8/5.8
6.6/3.5
1.8/16.7
1.8/15.4
1.0/36.0
1.8/16.6
8.3/4.6
4.8/4.4
1.5/22.0
5.9/3.6
High Grade Western Zone
High Grade Eastern Downdip Zone
Enrichment trends
Previous hole
New hole reported
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
0 100m
Composite Longitudinal Section

Reference: News Release Issue No. 29-2011 Sketch A

News Release – November 16, 2011 Marban High Grade Western Zone Returns 9.8 Grams of Gold per Tonne Over 5.8 metres	Page | 7

AURIZON MINES LTD.

MARBAN PROJECT (QUEBEC)
Marban Deposit
Follow up drilling
November 16, 2011

W
E
277700E
278100E
278500E
278900E
Surface
-200m
-400m
-600m
9.8/5.8
6.6/3.5
1.8/16.7
1.8/15.4
1.0/36.0
1.8/16.6
8.3/4.6
4.8/4.4
1.5/22.0
5.9/3.6
218
224
247
200
246
222
214
238
56ext
78ext
241
237
239
High Grade Western Zone
High Grade Eastern Downdip Zone
Enrichment trends
Previous hole
New hole reported
125
2.4/15.0 =grams per tonne gold / metres
Only intervals metal factor ≥20 are shown on this sketch
Metal Factor = grade x width
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
0
100m
Composite Longitudinal Section

Reference: News Release Issue No. 29-2011 Sketch B